Exhibit 3.10

ARMOUR RESIDENTIAL REIT, INC.
ARTICLES OF AMENDMENT
ARMOUR Residential REIT, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: The first two sentences of Section 6.1 of the Charter of the Corporation currently specify that the Corporation has authority to issue 350,000,000 shares of stock, consisting of 300,000,000 shares of Common Stock, $0.001 par value per share, and 50,000,000 shares of Preferred Stock, $0.001 par value per share. The aggregate par value of all authorized shares of stock having par value is $350,000.
SECOND: The Charter of the Corporation is hereby further amended, as of the Effective Time (as defined below), by deleting the first two sentences of Section 6.1 in their entirety and replacing them with the following:
“6.1    Authorized Shares. The Corporation has authority to issue 500,000,000 shares of stock, consisting of 450,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and 50,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock having par value is $500,000.”
THIRD: The amendments to the Charter of the Corporation as set forth above have been duly approved by a majority of the entire Board of Directors of the Corporation as required by the Maryland General Corporation Law (the “MGCL”). The amendments set forth above are limited to changes expressly authorized to be made without action by the stockholders of the Corporation by, as applicable, (a) Section 2-105(a)(13) of the MGCL and the Charter of the Corporation; or (b) Section 2-605(a)(2) of the MGCL.
FOURTH: The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, if any, of the Corporation’s classes of stock remain unchanged by these Articles of Amendment.
FIFTH: These Articles of Amendment shall be effective at 5:00 p.m. ET on February 14, 2023 (the “Effective Time”).
SIXTH: The undersigned Co-Chief Executive Officer acknowledges these Articles of Amendment to be the corporate act of the Corporation, and verifies, under the penalties for perjury, that the matters and facts stated herein, which require such verification, are true and accurate, to the best of his knowledge, information and belief.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its Co-Chief Executive Officer and attested to by its Chief Financial Officer and Secretary on this 14th day of February, 2023.

ATTEST:	ARMOUR RESIDENTIAL REIT, INC.
By: /s/ James R. Mountain	By: /s/ Scott J. Ulm
Name: James R. Mountain Title: Chief Financial Officer and Secretary	Name: Scott J. Ulm Title: Co-Chief Executive Officer

Return address of filing party:
ARMOUR Residential REIT, Inc.
301 Ocean Drive, Suite 201
Vero Beach, Florida 32963